Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PHX MINERALS INC.

This Amended and Restated Certificate of Incorporation of PHX Minerals Inc., an Oklahoma corporation (the “Corporation”), which has been duly adopted in accordance with the provisions of Sections 1077 and 1080 of the Oklahoma General Corporation Act, amends and restates the Certificate of Incorporation of Panhandle Oil and Gas Inc. (originally incorporated under the name “Panhandle Royalty Company”) filed with the Secretary of State of Oklahoma on December 11, 1978. Such previous Certificate of Incorporation, as previously amended and restated, is hereby amended and restated to read, in its entirety, as follows:

ARTICLE One

The name of the Corporation is PHX Minerals Inc.

ARTICLE Two

The principal office or place of business of the Corporation in the State of Oklahoma is to be located at 1601 NW Expressway, Suite 1100, Oklahoma City, OK 73118. The name of its resident agent is The Corporation Company and the address of said resident agent is 1833 South Morgan Road, Oklahoma City, Oklahoma 73128.

ARTICLE Three

The duration of this Corporation is perpetual.

ARTICLE Four

The purpose for which this Corporation is formed is to acquire, manage, explore, and produce by whatever means prudent and necessary, mineral rights of whatsoever kind and nature, including oil and gas and its kindred substances and derivatives; also including other minerals of every nature, whether liquid, gaseous or solid, which may be obtained by mining, drilling, or otherwise, wherever found; to construct buildings, storage facilities, pipe lines or processing equipment considered necessary to explore, develop, process and market same to the best advantage of the company.

ARTICLE Five

Section 5.01

a.

Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is thirty-six million five hundred (36,000,500) shares, divided initially into thirty-six million five hundred (36,000,500) shares of Class A Common Stock, par value $0.01666 per share. The Board of Directors may classify any unissued shares of stock and reclassify any previously classified but unissued shares of stock of any class or series from time to time, in one or more classes or series of stock, including Preferred Stock (“Preferred Stock”). If shares of one class of stock are classified or reclassified into shares of another class or series of stock pursuant to this Article Five, the number of authorized shares of the former class or series shall be automatically decreased and the number of shares of the latter class or series shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes and series that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.

Section 5.02Preferred Stock.

a.

Issuance. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, and any qualifications, limitations, or restrictions thereof.

Section 5.03Common Stock.

a.

Dividends. Subject to the preferential rights, if any, of the Preferred Stock, the holders of shares of Class A Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of Class A Common Stock.

b.

Voting Rights. At every annual or special meeting of shareholders of the Corporation, every holder of Class A Common Stock shall be entitled to one vote, in person or by proxy, for each share of Class A Common Stock standing in his name on the books of the Corporation on the applicable record date.

c.

Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation.

ARTICLE Six

The amount of stated capital with which it will begin business is $500.00, which has been fully paid in.

ARTICLE Seven

The number and class of shares to be allotted by the Corporation before it shall begin business and the consideration to be received by the Corporation therefor, are:

Class	Number of Shares	Consideration to be received
A Common	500	$500.00

ARTICLE Eight

The number of directors to be elected at the first meeting of the shareholders is seven.

ARTICLE Nine

No merger, consolidation, liquidation or dissolution of the corporation, nor any action that would result in the same or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of capital stock then entitled to vote on such matters; provided, however, that if any such action has been approved prior to the vote by the shareholders by a two-thirds of the Corporation’s whole Board, the affirmative vote of the holders of a majority of the outstanding shares of capital stock then entitled to vote on such matters shall be required, to the extent such shareholder approval is otherwise required by the Oklahoma General Corporation Act.

The provisions set forth in this Article may not be repealed, altered or amended, in any respect whatsoever, unless such repeal, alteration or amendment is approved by either (a) the affirmative vote of holders of sixty- six and two-thirds percent (66-2/3%) of the shares of capital stock of the Corporation then issued and outstanding and entitled to vote on such matters, or (b) the affirmative vote of two-thirds of the whole Board of the Corporation and the affirmative vote of holders of a majority of the shares of the Corporation’s capital stock then issued and outstanding and entitled to vote on such matters.

Each of the undersigned hereby certifies that this Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Title 18, Section 1080 of the Oklahoma General Corporation Act by the Directors of the Corporation without a vote of the shareholders in accordance with Title 18, Section 1077 of the Oklahoma General Corporation Act, and merely restates and integrates and does not further amend the Corporation’s Certificate of Incorporation, as up to this time amended or supplemented and restated, and that there is no discrepancy between those provisions and the provisions of this Amended and Restated Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer and attested to by its Secretary, this 2nd day of March, 2021.

/s/ Chad L. Stephens

Chad L. Stephens, President and Chief Executive Officer

ATTEST:

/s/ Ralph D’Amico

Ralph D’Amico, Secretary